**BOSS GOLD CORP**
Suite 501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Tel: (604) 669-5819 Fax (604) 669-5886

TSX Venture Symbol: BOZ.H
12g3-2(b):82-4571
Standard & Poor's Listed



**News Release** **December 23, 2003**



# BOSS ENTERS INTO NEVADA MINING LEASE AGREEMENT WITH OPTION TO PURCHASE 100% OF POKER FLATS GOLD PROSPECT

Boss Gold Corp. ("BOSS") is pleased to announce that it has entered into a Mining Lease Agreement with Option to Purchase ("the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% of forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims.

The Poker Flats Claims have both shallow-depth and high-grade underground Carlin-Rain type gold targets on two highly-prospective structural zones. Newmont's 1.5+ million ounce Emigrant Springs OPHL mining project lies just to the north of the claim area. The two structural zones that appear to control the gold mineralization at Emigrant Springs continue onto the area covered by the Poker Flat Claims. The Poker Flats Claims have:

1) An large untested West Target zone on the south extension of the main structural gold feeder in the district, the Emigrant Fault. This West target has a large hematitic alteration zone just north of the claim block indicating extensive alteration in the area. This target may be deeper than 400 feet indicating higher-grade Saddle-type targets may exist, and

2) The East Target, immediately SSE of Emigrant Springs, hosts gold mineralization in outcrop of 0.02 opt. Franco Nevada drilled three shallow (~400 feet) RC holes in 1984 in an area that is underlain by a down-dropped block of the potential host formation. A fourth hole was drilled in an area underlain by an up thrown block of the proposed host formation that included approximately 20 feet of gold mineralization. Newmont is reportedly currently exploring along the extension of the Emigrant Springs Fault to the north of the Poker Flats Claims and reportedly conducting a major drilling program.

The Poker Flats area has potential for discovery of either open-pit Rain-type gold deposits or high-grade under-ground Saddle type gold deposits. The area covered by the Poker Flats Claims represents a high quality, relatively untested Carlin-type gold target.

The Agreement provides BOSS with a mining lease with Option to Purchase 100% of the Poker Flats 43 claims. The terms include payment to Redfern of US$10,000 (ten thousand US dollars) as an initial lease payment and issuance of 150,000 free trading common shares of BOSS. The Agreement's term is 20 years and Boss may extend the mining lease annually thereafter by tendering a lease payment of US$60,000 for each successive year so extended. Annual lease payments are US$25,000 on the first anniversary of the Agreement date and payments increase

dlw 4/5

by US$5,000 per year in each of the next 3 years. From the 5th to the 10th anniversary they will be US$45,000 per year and from the 10th to the 19th US$50,000. As aforementioned BOSS may extend the Agreement in perpetuity. BOSS has the right to purchase the ongoing Annual Lease at any time during the period of the Agreement for the sum of US$750,000. Prior Lease Payments will be deducted from the US$750,000 purchase price. Upon payment of the purchase price BOSS shall be the owner of the claims as described free and clear of all liens and encumbrances.

Redfern retains a production royalty equal to 3.0% of Net Smelter Returns. The 1st of the three percentage points of the NSR may be purchased by BOSS for US$1,000,000 payment, if paid within three years or for US$1,500,000 at any time after 3 years. The 2nd of the three percentage points may be purchased for US$1,500,000 and BOSS may purchase the 3rd percentage point for US$2,000,000.

BOSS will immediately commission a NI 43-101 Report by an independent qualified person.

In addition BOSS announces that it has agreed to a $700,000 private placement of 7,000,000 units of its securities at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.13 per share for two years.

The proceeds of the private placement will be used to fund exploration on the BOSS's Poker Flats, Nevada property and for general corporate purposes including elimination of debt.

The Agreement and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

**ON BEHALF OF THE BOARD**

*"Douglas B. Brooks"*
**Douglas B. Brooks, President**

**Forward Looking Statements**
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

82-4571

# *BOSS GOLD CORP.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

January 2, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

---

## GRANT OF OPTIONS

---

Boss Gold Corp. (the "Company") announces that it has granted Incentive Stock Options on 335,0000 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.18 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

**BOSS GOLD CORP.**

*"Douglas B. Brooks"*
Douglas B. Brooks, President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

82-4571

# FORM 45-103F4

# REPORT OF EXEMPT DISTRIBUTION

## Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Boss Gold Corp.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
604-669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

## Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 29, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 335,000 common shares exercisable at a price $0.18 on or before January 14, 2006

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

| Each jurisdiction where purchasers reside | Price per security (Canadian $) | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|
| British Columbia | $0.18 | $60,300 (if exercised) |
| | | |
| Total dollar value of distribution in all jurisdictions (Canadian $) | | $60,300 |

**Commissions and finder's fees**

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

| Full name and address of person being compensated | Compensation paid (in Canadian $ and, if applicable, number and type of securities) | Exemption relied on and date of distribution (if applicable) | Price Per Share (Canadian $) |
|---|---|---|---|
| N/A | | | |

**Certificate**

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 30, 2004.

Boss Gold Corp.
Name of issuer or vendor *(please print)*

Douglas B. Brooks, President
Print name and position of person signing

Douglas B. Brooks
Signature

82-4571

**BC FORM 53-901F**

*SECURITIES ACT*

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1. Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2. Date of Material Change**

December 23, 2003

**Item 3. Press Release**

Press Release dated December 23, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4. Summary of Material Change**

The Issuer announces that it has entered into a Mining Lease Agreement with Option to Purchase with Richard R. Redfern and has agreed to a private placement.

**Item 5. Full Description of Material Change**

The Issuer is pleased to announce that it has entered into a Mining Lease Agreement with Option to Purchase ("the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for 100% of forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims.

The Poker Flats Claims have both shallow-depth and high-grade underground Carlin-Rain type gold targets on two highly-prospective structural zones. Newmont's 1.5+ million ounce Emigrant Springs OPHL mining project lies just to the north of the claim area. The two structural zones that appear to control the gold mineralization at Emigrant Springs continue onto the area covered by the Poker Flat Claims. The Poker Flats Claims have:

1) An large untested West Target zone on the south extension of the main structural gold feeder in the district, the Emigrant Fault. This West target has a large hematitic alteration zone just north of the claim block indicating extensive alteration in the area. This target may be deeper than 400 feet indicating higher-grade Saddle-type targets may exist, and

2) The East Target, immediately SSE of Emigrant Springs, hosts gold mineralization in outcrop of 0.02 opt. Franco Nevada drilled three shallow (~400 feet) RC holes in 1984 in an area that is underlain by a down-dropped block of the potential host formation. A fourth hole was drilled in an area underlain by an up thrown block of the proposed host formation that included approximately 20 feet of gold mineralization. Newmont is reportedly currently exploring along the extension of the Emigrant Springs Fault to the north of the Poker Flats Claims and reportedly conducting a major drilling program.

The Poker Flats area has potential for discovery of either open-pit Rain-type gold deposits or high-grade under-ground Saddle type gold deposits. The area covered by the Poker Flats Claims represents a high quality, relatively untested Carlin-type gold target.

The Agreement provides the Issuer with a mining lease with Option to Purchase 100% of the Poker Flats 43 claims. The terms include payment to Redfern of US$10,000 (ten thousand US dollars) as an initial lease payment and issuance of 150,000 free trading common shares of the Issuer. The Agreement's term is 20 years and the Issuer may extend the mining lease annually thereafter by tendering a lease payment of US$60,000 for each successive year so extended. Annual lease payments are US$25,000 on the first anniversary of the Agreement date and payments increase by US$5,000 per year in each of the next 3 years. From the 5th to the 10th anniversary they will be US$45,000 per year and from the 10th to the 19th US$50,000. As aforementioned, the Issuer may extend the Agreement in perpetuity. The Issuer has the right to purchase the ongoing Annual Lease at any time during the period of the Agreement for the sum of US$750,000. Prior Lease Payments will be deducted from the US$750,000 purchase price. Upon payment of the purchase price, the Issuer shall be the owner of the claims as described free and clear of all liens and encumbrances.

Redfern retains a production royalty equal to 3.0% of Net Smelter Returns. The 1st of the three percentage points of the NSR may be purchased by the Issuer for US$1,000,000 payment, if paid within three years or for US$1,500,000 at any time after 3 years. The 2nd of the three percentage points may be purchased for US$1,500,000 and the Issuer may purchase the 3rd percentage point for US$2,000,000.

The Issuer will immediately commission a NI 43-101 Report by an independent qualified person.

In addition, the Issuer announces that it has agreed to a $700,000 private placement of 7,000,000 units of its securities at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.13 per share for two years.

The proceeds of the private placement will be used to fund exploration on the Issuer's Poker Flats, Nevada property and for general corporate purposes including elimination of debt.

The Agreement and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 23rd day of December, 2003.

*"Douglas B. Brooks"*
Douglas Brooks, President

82-4571

**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

January 2, 2004

**Item 3.** **Press Release**

Press Release dated January 2, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces the grant of stock options.

**Item 5.** **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 335,0000 shares of its capital stock, exercisable up to two (2) years at a price of $0.18 per share which price is not lower than the last closing price of its shares prior to this announcement less the applicable discount. The options are granted pursuant to the Issuer's Stock Option Plan and will be subject to applicable regulatory hold periods.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** <u>**Senior Officers**</u>

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** <u>**Statement of Senior Officer**</u>

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 2nd day of January, 2004.

*"Douglas B. Brooks"*
Douglas Brooks, President

82-4571

TSX venture EXCHANGE TSX

January 14, 2004

**VIA FACSIMILE: (604) 669-5886**

Beruschi & Company LLP
Suite 501 – 905 West Pender Street
Vancouver, BC V6C 1L6

**Attention: Douglas E. Eacrett**

Dear Sir:

**Re: Boss Gold Corp. (the "Company") - Submission #89907**
**Stock Option Plan**

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan, (the "Plan"), amended January 7, 2004, which was approved by the Company's shareholders at the Special and Annual General Meeting held June 12, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the NEX Form D each time stock options are granted under the Plan. Please note the Exchange will not issue an acceptance letter upon the receipt of this form. This form will be subject to an audit and the Exchange may contact the Company with further questions.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3126 / FAX: (604) 844-7502 / EMAIL: gary.lee@tsxventure.com.

Yours truly,

for Gary Lee
Corporate Analyst, NEX
Corporate Finance

GL/nl

cc: Boss Gold Corp.

File: 1233992